Exhibit 99.1

Ambow Education Announces Fourth Quarter and Full Year 2020 Financial Results

BEIJING, April 8, 2021 -- Ambow Education Holding Ltd. (“Ambow” or the “Company”) (NYSE American: AMBO), a leading national provider of educational and career enhancement services in China, today announced its unaudited financial and operating results for the fourth quarter and audited financial and operating results for the fiscal year ended December 31, 2020, respectively.

“In the fourth quarter of 2020, we remained focused and diligent in our efforts to help students achieve positive learning outcomes, especially as they navigate these challenging times,” noted Dr. Jin Huang, Ambow’s President and Chief Executive Officer. “We’re pleased to report improved operating profitability in the fourth quarter, driven by healthy top-line performance and effective control over operating costs and expenses. Notably, gross margin increased 590 basis points year-over-year to 38.1%, reflecting the resilience of our business model in the wake of a weakened global economy due to COVID-19. With two decades of experience in education technology under our belt and powerful growth initiatives in place, we are confident in our ability to drive solid growth and further cement our leading position in China’s career enhancement market.”

“We recognize the increasingly pivotal role of advanced technologies and solutions as these uncertain times have reshaped the way education is delivered and received. The outbreak of COVID-19 further accelerated the integration of technology into classroom learning and significantly boosted the demand for online education from both students and education professionals. Through innovative solutions such as Huanyujun Education Hub, we are cultivating an online-to-offline education ecosystem that is built on cloud-based infrastructure to empower teaching and address both in-school and after-school learning needs. In December 2020, Ambow won approval to establish a postdoctoral scientific research workstation specialized in next-generation education tech research and development, a further testament to our strong capabilities in technology advancement and innovation. Heading into 2021, we look forward to executing our growth initiatives with the goal of consistently driving shareholder value," concluded Dr. Huang.

Fourth Quarter 2020 Financial Highlights

•	Net revenues for the fourth quarter of 2020 remained flat at RMB173.5 million (US$26.6 million) compared to RMB173.3 million in the same period of 2019.

•	Gross profit for the fourth quarter of 2020 increased by 18.7% to RMB66.1 million (US$10.1 million) from RMB55.7 million in the same period of 2019. Gross profit margin was 38.1%, compared with 32.1% for the fourth quarter of 2019. The increases in gross profit and gross profit margin were mainly attributable to stringent cost management.

•	Operating expenses for the fourth quarter of 2020 decreased by 11.7% to RMB62.8 million (US$9.6 million) from RMB71.1 million in the same period of 2019. The decrease was primarily attributable to stringent expense controls to improve operating efficiency, partially offset by operating expenses related to NewSchool of Architecture and Design, LLC (“NewSchool”) which was acquired in the first quarter of 2020.

•	Operating income for the fourth quarter of 2020 was RMB3.3 million (US$0.5 million), compared to operating loss of RMB15.4 million in the same period of 2019.

•	Net income attributable to ordinary shareholders was RMB11.0 million (US$1.7 million), or RMB0.23 (US$0.04) per basic and diluted share, compared with a net loss of RMB12.2 million, or RMB0.28 (US$0.04) per basic and diluted share, for the fourth quarter of 2019.

•	As of December 31, 2020, Ambow maintained strong cash resources of RMB282.5 million (US$43.3 million), comprised of cash and cash equivalents of RMB118.8 million (US$18.2 million), restricted cash of RMB0.8 million (US$0.1 million) and short-term investments of RMB162.9 million (US$25.0 million).

Fiscal Year 2020 Financial Highlights

•	Net revenues for fiscal year 2020 decreased by 8.9% to RMB532.0 million (US$81.5 million) from RMB583.9 million in 2019. The decrease was primarily due to fewer boarding and other ancillary services provided for K-12 schools, and fewer services provided at the Company’s tutoring centers, training offices and college campuses as a result of the outbreak of COVID-19. This was partially offset by the revenues from NewSchool.

•	Gross profit for fiscal year 2020 decreased by 25.9% to RMB144.5 million (US$22.1 million) from RMB195.0 million in 2019. Gross profit margin was 27.2%, compared with 33.4% in 2019. The decreases in gross profit and margin were mainly attributable to the decrease in revenue while keeping cost deployment to weather the COVID-19 pandemic in 2020.

•	Operating expenses for fiscal year 2020 decreased by 8.1% to RMB269.0 million (US$41.2 million) from RMB292.7 million in 2019. The decrease was primarily attributable to lower expenditures due to the temporary suspension of operations at training offices and tutoring centers during the period as part of the national pandemic containment efforts and stringent expense controls to improve operating efficiency. The decrease was partially offset by NewSchool’s operating expenses.

•	Operating loss for fiscal year 2020 was RMB124.6 million (US$19.1 million), compared to operating loss of RMB97.7 million in 2019.

•	Net loss attributable to ordinary shareholders was RMB62.7 million (US$9.6 million), or RMB1.41 (US$0.22) per basic and diluted share, compared with a net loss of RMB99.9 million, or RMB2.30 (US$0.33) per basic and diluted share, in 2019.

The Company's fourth quarter and fiscal year 2020 financial and operating results can also be found on its Form 6-K and Form 20-F filed with the U.S. Securities and Exchange Commission at www.sec.gov.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all amounts translated from RMB to U.S. dollars for the fourth quarter and the twelve months of 2020 are based on the effective exchange rate of 6.5250 as of December 31, 2020; all amounts translated from RMB to U.S. dollars for the fourth quarter and the twelve months of 2019 are based on the effective exchange rate of 6.9618 as of December 31, 2019. The exchange rates were according to the middle rate as set forth in the H.10 statistical release of the U.S. Federal Reserve Board.

About Ambow Education Holding Ltd.

Ambow Education Holding Ltd. is a leading national provider of educational and career enhancement services in China, offering high-quality, individualized services and products. With its extensive network of regional service hubs complemented by a dynamic proprietary learning platform and distributors, Ambow provides its services and products to students in 15 out of the 34 provinces and autonomous regions within China.

Follow us on Twitter: @Ambow_Education

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the outlook and quotations from management in this announcement, as well as Ambow’s strategic and operational plans, contain forward-looking statements. Ambow may also make written or oral forward-looking statements in its reports filed or furnished to the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statements, including but not limited to the following: the Company’s goals and strategies, expansion plans, the expected growth of the content and application delivery services market, the Company’s expectations regarding keeping and strengthening its relationships with its customers, and the general economic and business conditions in the regions where the Company provides its solutions and services. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and Ambow undertakes no duty to update such information, except as required under applicable law.

For investor and media inquiries please contact:

Ambow Education Holding Ltd.

Tel: +86-10-6206-8000

Email: ir@ambow.com

The Piacente Group | Investor Relations

Tel: +1-212-481-2050 or +86-10-6508-0677

E-mail: ambow@tpg-ir.com

AMBOW EDUCATION HOLDING LTD.

AUDITED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share and per share data)

	As of December 31,		As of December 31,
	2020		2019
	US$	RMB	RMB
ASSETS
Current assets:
Cash and cash equivalents	18,210	118,821	157,600
Restricted cash	126	824	-
Short term investments, available for sale	18,062	117,854	57,487
Short term investments, held to maturity	6,897	45,000	31,000
Accounts receivable, net	3,214	20,972	17,939
Amounts due from related parties	463	3,024	2,318
Prepaid and other current assets, net	18,028	117,634	133,296
Total current assets	65,000	424,129	399,640
Non-current assets:
Property and equipment, net	22,144	144,492	157,463
Land use rights, net	263	1,715	1,759
Intangible assets, net	8,400	54,808	56,607
Goodwill	3,940	25,710	60,353
Deferred tax assets, net	971	6,338	10,195
Operating lease right-of-use asset	37,948	247,608	257,361
Finance lease right-of-use asset	897	5,850	6,450
Other non-current assets, net	21,313	139,067	70,971
Total non-current assets	95,876	625,588	621,159

Total assets	160,876	1,049,717	1,020,799

LIABILITIES
Current liabilities:
Short-term borrowing *	1,533	10,000	-
Deferred revenue *	25,088	163,699	165,111
Accounts payable *	2,976	19,423	14,718
Accrued and other liabilities *	32,121	209,590	192,957
Income taxes payable, current *	28,297	184,638	180,715
Amounts due to related parties *	390	2,543	1,971
Operating lease liability, current *	8,230	53,702	53,512
Total current liabilities	98,635	643,595	608,984
Non-current liabilities:
Long-term borrowing	1,470	9,594	-
Other non-current liabilities *	45	292	-
Income taxes payable, non-current *	5,328	34,763	32,152
Operating lease liability, non-current *	33,765	220,319	216,067
Total non-current liabilities	40,608	264,968	248,219

Total liabilities	139,243	908,563	857,203

EQUITY
Preferred shares
(US$ 0.003 par value;1,666,667 shares authorized, nil issued and outstanding as of December 31, 2019 and 2020)	-	-	-
Class A Ordinary shares
(US$0.003 par value; 66,666,667 and 66,666,667 shares authorized, 38,858,199 and 41,923,276 shares issued and outstanding as of December 31, 2019 and 2020, respectively)	122	794	730
Class C Ordinary shares
(US$0.003 par value; 8,333,333 and 8,333,333 shares authorized, 4,708,415 and 4,708,415 shares issued and outstanding as of December 31, 2019 and 2020, respectively)	14	90	90
Additional paid-in capital	543,306	3,545,073	3,508,745
Statutory reserve	645	4,210	20,185
Accumulated deficit	(524,007)	(3,419,146)	(3,371,815)
Accumulated other comprehensive income	1,855	12,101	6,341
Total Ambow Education Holding Ltd.’s equity	21,935	143,122	164,276
Non-controlling interests	(302)	(1,968)	(680)
Total equity	21,633	141,154	163,596
Total liabilities and equity	160,876	1,049,717	1,020,799

*  All of the VIE's assets can be used to settle obligations of their primary beneficiary. Liabilities recognized as a result of consolidating these VIEs do not represent additional claims on the Company's general assets.

AMBOW EDUCATION HOLDING LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

(All amounts in thousands, except for share and per share data)

	For the years ended December 31,			For the three months ended December 31,
	2020	2020	2019	2020	2020	2019
	US$	RMB	RMB	US$	RMB	RMB
	Audited	Audited	Audited	Unaudited	Unaudited	Unaudited
NET REVENUES
Educational program and services	80,571	525,727	582,706	25,690	167,629	173,339
Intelligent program and services	958	6,253	1,203	904	5,901	10
Total net revenues	81,529	531,980	583,909	26,594	173,530	173,349
COST OF REVENUES
Educational program and services	(58,172)	(379,571)	(383,635)	(15,615)	(101,888)	(118,181)
Intelligent program and services	(1,214)	(7,919)	(5,259)	(855)	(5,579)	559
Total cost of revenues	(59,386)	(387,490)	(388,894)	(16,470)	(107,467)	(117,622)

GROSS PROFIT	22,143	144,490	195,015	10,124	66,063	55,727
Operating expenses:
Selling and marketing	(8,024)	(52,355)	(55,721)	(2,221)	(14,494)	(14,943)
General and administrative	(26,710)	(174,283)	(194,417)	(7,211)	(47,053)	(53,907)
Research and development	(874)	(5,703)	(3,793)	(191)	(1,247)	(2,238)
Impairment loss	(5,624)	(36,699)	(38,754)	-	-	-
Total operating expenses	(41,232)	(269,040)	(292,685)	(9,623)	(62,794)	(71,088)

OPERATING (LOSS) INCOME	(19,089)	(124,550)	(97,670)	501	3,269	(15,361)

OTHER INCOME (EXPENSES)
Interest income, net	1,456	9,501	5,379	360	2,351	2,036
Foreign exchange gain (loss), net	150	980	23	145	949	(23)
Other (loss) income, net	(191)	(1,244)	396	(319)	(2,084)	203
Gain from derecognition of liabilities	602	3,926	-	602	3,926	-
Gain from deregistration of subsidiaries	608	3,967	1,841	-	-	-
Gain on disposal of subsidiaries	115	752	-	-	-	562
Gain on the bargain purchase	6,172	40,273	-	-	-	-
Gain from fair value change of contingent consideration payable	-	-	1,322	-	-	1,322
Gain on sale of investment available for sale	533	3,476	1,200	153	999	778
Total other income	9,445	61,631	10,161	941	6,141	4,878

(LOSS) INCOME BEFORE INCOME TAX AND NON-CONTROLLING INTEREST	(9,644)	(62,919)	(87,509)	1,442	9,410	(10,483)
Income tax (expense) benefit	(163)	(1,062)	(12,917)	205	1,337	(1,885)

NET (LOSS) INCOME	(9,807)	(63,981)	(100,426)	1,647	10,747	(12,368)
Less: Net loss attributable to non-controlling interest	(194)	(1,269)	(485)	(35)	(229)	(216)

NET (LOSS) INCOME ATTRIBUTABLE TO ORDINARY SHAREHOLDERS	(9,613)	(62,712)	(99,941)	1,682	10,976	(12,152)

NET (LOSS) INCOME	(9,807)	(63,981)	(100,426)	1,647	10,747	(12,368)

OTHER COMPREHENSIVE INCOME, NET OF TAX
Foreign currency translation adjustments	955	6,234	(2,924)	(689)	(4,497)	343
Unrealized gains on short term investments
Unrealized holding gains arising during period	377	2,458	2,046	144	940	808
Less: reclassification adjustment for gains included in net income	449	2,932	1,086	118	771	597
Other comprehensive income (loss)	883	5,760	(1,964)	(663)	(4,328)	554

TOTAL COMPREHENSIVE (LOSS) INCOME	(8,924)	(58,221)	(102,390)	984	6,419	(11,814)

Net (loss) income per share – basic and diluted	(0.22)	(1.41)	(2.30)	0.04	0.23	(0.28)

Weighted average shares used in calculating basic and diluted net (loss) income per share	44,372,326	44,372,326	43,505,175	46,721,812	46,721,812	43,529,884

AMBOW EDUCATION HOLDING LTD.

UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(All amounts in thousands, except for share and per share data)

	Attributable to Ambow Education Holding Ltd.’s Equity
								Accumulated
	Class A Ordinary		Class C Ordinary		Additional			other	Non-
	shares		shares		paid-in	Statutory	Accumulated	comprehensive	controlling	Total
	Shares	Amount	Shares	Amount	capital	reserves	deficit	income	Interest	Equity
		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2020	38,858,199	730	4,708,415	90	3,508,745	20,185	(3,371,815)	6,341	(680)	163,596
Share-based compensation	-	-	-	-	238	-	-	-	-	238
Issuance of ordinary shares for restricted stock award	12,500	0	-	-	(0)	-	-	-	-	-
Foreign currency translation adjustment	-	-	-	-	-	-	-	433	-	433
Unrealized gain on investment, net of income taxes	-	-	-	-	-	-	-	154	-	154
Impact on adoption of ASC 326	-	-	-	-	-	-	(594)	-	-	(594)
Net income/(loss)	-	-	-	-	-	-	6,039	-	(412)	5,627
Balance as of March 31, 2020	38,870,699	730	4,708,415	90	3,508,983	20,185	(3,366,370)	6,928	(1,092)	169,454
Share-based compensation	-	-	-	-	242	-	-	-	-	242
Issuance of ordinary shares for restricted stock award	12,500	1	-	-	(1)	-	-	-	-	-
Foreign currency translation adjustment	-	-	-	-	-	-	-	7,895	-	7,895
Unrealized gain on investment, net of income taxes	-	-	-	-	-	-	-	118	-	118
Deregistration of subsidiaries	-	-	-	-	-	(15,473)	15,473	-	-	-
Net income/(loss)	-	-	-	-	-	-	4,807	-	(296)	4,511
Balance as of June 30, 2020	38,883,199	731	4,708,415	90	3,509,224	4,712	(3,346,090)	14,941	(1,388)	182,220
Share-based compensation	-	-	-	-	239	-	-	-	-	239
Issuance of ordinary shares for restricted stock award	12,501	0	-	-	(0)	-	-	-	-	-
Foreign currency translation adjustment	-	-	-	-	-	-	-	2,403	-	2,403
Unrealized gain on investment, net of income taxes	-	-	-	-	-	-	-	(915)	-	(915)
Deregistration of subsidiary	-	-	-	-	-	-	-	-	(16)	(16)
Disposal of subsidiaries	-	-	-	-	(133)	(502)	502	-	-	(133)
Net loss	-	-	-	-	-	-	(84,534)	-	(332)	(84,866)
Balance as of September 30, 2020	38,895,700	731	4,708,415	90	3,509,330	4,210	(3,430,122)	16,429	(1,736)	98,932
Share-based compensation	-	-	-	-	228	-	-	-	-	228
Issuance of ordinary shares for restricted stock award	12,500	0	-	-	(0)	-	-	-	-	-
Issuance of ordinary shares in a registered direct offering	3,015,076	63	-	-	35,515	-	-	-	-	35,578
Foreign currency translation adjustment	-	-	-	-	-	-	-	(4,497)	-	(4,497)
Unrealized gain on investment, net of income taxes	-	-	-	-	-	-	-	169	-	169
Deregistration of subsidiary	-	-	-	-	-	-	-	-	(3)	(3)
Net income/(loss)	-	-	-	-	-	-	10,976	-	(229)	10,747
Balance as of December 31, 2020	41,923,276	794	4,708,415	90	3,545,073	4,210	(3,419,146)	12,101	(1,968)	141,154

Balance as of January 1, 2019	38,756,289	794	4,708,415	90	3,507,123	20,149	(3,271,838)	8,305	(1,786)	262,771
Share-based compensation	-	-	-	-	872	-	-	-	-	872
Issuance of ordinary shares for restricted stock award	28,646	1	-	-	(1)	-	-	-	-	-
Foreign currency translation adjustment	-	-	-	-	-	-	-	(2,428)	-	(2,428)
Unrealized gain on investment, net of income taxes	-	-	-	-	-	-	-	75	-	75
Net loss	-	-	-	-	-	-	(23,756)	-	(93)	(23,849)
Balance as of March 31, 2019	38,784,935	729	4,708,415	90	3,507,994	20,149	(3,295,594)	5,952	(1,879)	237,441
Share-based compensation	-	-	-	-	266	-	-	-	-	266
Issuance of ordinary shares for restricted stock award	19,097	0	-	-	(0)	-	-	-	-	-
Foreign currency translation adjustment	-	-	-	-	-	-	-	(746)	-	(746)
Unrealized gain on investment, net of income taxes	-	-	-	-	-	-	-	173	-	173
Addition of noncontrolling interests resulting from new subsidiaries	-	-	-	-	-	-	-	-	502	502
Net income (loss)	-	-	-	-	-	-	8,778	-	(180)	8,598
Balance as of June 30, 2019	38,804,032	729	4,708,415	90	3,508,260	20,149	(3,286,816)	5,379	(1,557)	246,234
Share-based compensation	-	-	-	-	244	-	-	-	-	244
Foreign currency translation adjustment	-	-	-	-	-	-	-	(93)	-	(93)
Unrealized gain on investment, net of income taxes	-	-	-	-	-	-	-	501	-	501
Net (loss) / income	-	-	-	-	-	-	(72,811)	-	4	(72,807)
Balance as of September 30, 2019	38,804,032	729	4,708,415	90	3,508,504	20,149	(3,359,627)	5,787	(1,553)	174,079
Share-based compensation	-	-	-	-	242	-	-	-	-	242
Issuance of ordinary shares for restricted stock award	54,167	1	-	-	(1)	-	-	-	-	-
Foreign currency translation adjustment	-	-	-	-	-	-	-	343	-	343
Appropriation to statutory reserves	-	-	-	-	-	36	(36)	-	-	-
Unrealized gain on investment, net of income taxes	-	-	-	-	-	-	-	211	-	211
Deregistration of subsidiaries	-	-	-	-	-	-	-	-	306	306
Noncontrolling interests from new subsidiaries	-	-	-	-	-	-	-	-	783	783
Net loss	-	-	-	-	-	-	(12,152)	-	(216)	(12,368)
Balance as of December 31, 2019	38,858,199	730	4,708,415	90	3,508,745	20,185	(3,371,815)	6,341	(680)	163,596

Discussion of Segment Operations

(All amounts in thousands)

	For the years ended December 31,			For the three months ended December 31,
	2020	2020	2019	2020	2020	2019
	US$	RMB	RMB	US$	RMB	RMB
NET REVENUES
K-12 Schools	44,680	291,539	313,747	16,210	105,773	110,533
CP&CE Programs	36,849	240,441	270,162	10,384	67,757	62,816
Total net revenues	81,529	531,980	583,909	26,594	173,530	173,349
COST OF REVENUES
K-12 Schools	(28,909)	(188,628)	(197,064)	(10,522)	(68,656)	(68,177)
CP&CE Programs	(30,477)	(198,862)	(191,830)	(5,948)	(38,811)	(49,445)
Total cost of revenues	(59,386)	(387,490)	(388,894)	(16,470)	(107,467)	(117,622)
GROSS PROFIT
K-12 Schools	15,771	102,911	116,683	5,688	37,117	42,356
CP&CE Programs	6,372	41,579	78,332	4,436	28,946	13,371
Total gross profit	22,143	144,490	195,015	10,124	66,063	55,727